N E W S   R E L E A S E

TALISMAN ENERGY RENEWS NORMAL COURSE ISSUER BID

CALGARY, Alberta - March 26, 2007 - Talisman Energy Inc. has made the necessary filings in order to continue to purchase its common shares from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.

During the 12-month period of Talisman's previous normal course issuer bid up to March 18, 2007, the Company purchased an aggregate of 50,807,800 common shares at an average price of $18.84 per share.

Pursuant to a notice filed with the Toronto Stock Exchange, Talisman may purchase for cancellation, during the 12-month period commencing March 28, 2007 and ending March 27, 2008, up to 104,732,244 of its common shares, representing 10% of the public float of approximately 1,047,322,438 common shares outstanding as at March 19, 2007. As at March 19, 2007 there were approximately 1,048,518,305 common shares issued and outstanding in total. The purchases will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The purchase and payment for the common shares will be made by the Company in accordance with the policies of the exchange through which the common shares are purchased.

Talisman's primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share. While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. Talisman is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210  Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com   Email:  tlm@talisman-energy.com

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